FILER:
COMPANY DATA:
COMPANY CONFORMED NAME: SODEXHO ALLIANCE SA
CENTRAL INDEX KEY: 0001169715
STANDARD INDUSTRIAL CLASSIFICATION: SERVICES-MANAGEMENT SERVICES [8741] IRS NUMBER: 000000000
FISCAL YEAR END: 0831
FILING VALUES:
FORM TYPE: 6-K
SEC ACT: 1934 Act SEC
FILE NUMBER:
FILM NUMBER:
BUSINESS ADDRESS:
STREET 1: 3 AVENUE NEWTON
STREET 2: 78180 MONTIGNY-LE-BRETONNEUX
CITY: FRANCE
STATE:
ZIP: 00000
BUSINESS PHONE: 0113313085
6-K
FORM 6-K
                              SECURITIES AND EXCHANGE COMMISSION
                                      Washington D.C. 20549

                                             FORM 6-K

                                 REPORT OF FOREIGN PRIVATE ISSUER
                             PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                                  SECURITIES EXCHANGE ACT OF 1934

                                         January 26, 2004

                                        SODEXHO ALLIANCE SA
                                         3, avenue Newton
                                   78180 Montigny-le-Bretonneux
                                              France
                             (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F         X                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                                 No       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: COB Filing

                               EXHIBIT LIST

Exhibit           Description

99.1     COB Filing

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE SA
By: /s/ Sian Herbert-Jones
-------------------------------
Name:    Sian Herbert-Jones
Title:   Chief Financial Officer

Date: January 26, 2004

This summary of the information memorandum contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated" , "project " , "plan" "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management 's views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.



SODEXHO ALLIANCE: Summary of the Information Memorandum

Summary of the information memorandum issued in connection with the authorization to establish a share repurchase program to be requested from shareholders at the Annual Meeting on February 3, 2004.

Autorite des Marches Financiers (AMF):

In applying Article L 621-8 of the French Monetary and Financial Code, on January 14, 2004, the AMF assigned Visa no. 04-025 to the Information Memorandum, in conformity with Commission des Operations de Bourse (COB) Regulation no. 98-02, modified by Regulation no. 2000-06. This document was prepared by the issuer, and is the responsibility of its signatories. The Visa does not imply approval of the share repurchase nor does it authenticate the financial and accounting information presented.

I. COB Visa:

Issue date:  January 14, 2004
Visa number:  04-025


II. Issuer:

Sodexho Alliance, publicly traded on the premier marche of the Paris Bourse - Euroclear France code ISIN : FR 0000 121220.


III. Share repurchase program:

     1) Stock concerned: Sodexho Alliance shares

     2) Maximum percentage of outstanding shares authorized for repurchase: 10%, which today represents 15,902,156 shares

     3) Maximum purchase price per share: 40 euro

     4) Minimum selling price in the context of the stabilization of the stock price: 15 euro.

     5) Principal goals for the program, in order of priority:

          a) The granting of shares to group employees to allow them to participate in the growth of the company, in stock option programs or in the context of an employee stock purchase plan.

          b)  The   stabilization   of  the  stock  price   through   systematic
          intervention against the trend.

          It should be noted that Sodexho Alliance is following a growth strategy and therefore has no current plans to cancel shares that would be held.

     6) Duration of the program: 18 months beginning February 3, 2004

     7) Legal standing: The establishment of this program will be subject to a shareholder vote at the February 3, 2004 shareholders' meeting.

     8) Repurchase terms:

          Purchase is to be made on the open market or otherwise, at any time, within the limits authorized by the currently applicable regulatory considerations, except in any period of an offering to the public. The repurchase could notably be made in blocks of shares.

          These purchase, sale, exchange or transfer transactions will be able to be made in any manner on the exchange or through mutual agreement, including through the use of derivative financial instruments with the caveat that these mechanisms do not increase the volatility of Sodexho Alliance shares.

     9) Financing of the share purchase program may be made through the company's resources or entirely or partially through the incurrence of debt if the terms appear to be more advantageous.

     10) The share repurchase program is not mainly intended to decrease the number of shares in circulation by canceling the shares purchased. Because of this, the program does not have any impact on the financial statements other than the gains and losses resulting from the changes in the share value and carrying costs.

     11) Bellon S.A., the principal shareholder which holds 38.54% of the share capital of Sodexho Alliance and 39.54% of the voting rights does not intend to participate in this program.

     On November 28, 2003, a Reference Document was filed with the Autorite des Marches Financiers which assigned it file number D.03-1493. This document can be accessed on the AMF's website.

     Person responsible for the Information Memorandum: Pierre Bellon, Chairman of the Board

     The Information Memorandum is available at no cost upon request of the General Secretary of Sodexho Alliance, BP 100, 78883 St. Quentin en Yvelines Cedex.

     Tel: 33 (0)1 30 85 72 55

     Fax: 33 (0)1 30 85 50 05

     e-mail: antoine.benech@sodexhoalliance.com